Exhibit 3

Westpac 2008

Interim Financial

Report

Disclosure regarding forward-looking statements

This Interim Financial Report contains forward-looking statements which appear in a number of places and include statements regarding our intent, belief or current expectations with respect to Westpac Banking Corporation’s (Westpac) business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. This Interim Financial Report uses words such as ‘may’, ‘expect’, ‘intend’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, or other similar words to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of the risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from the plans, objectives, expectations, estimates and intentions described in this Interim Financial Report as anticipated, believed, estimated, expected or intended.

The factors that may impact on forward-looking statements made in this Interim Financial Report include:

•                       inflation, interest rate, exchange rate, market and monetary fluctuations;

•                       market liquidity and investor confidence;

•                       the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy;

•                       changes in consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which Westpac conducts its operations;

•                       the effects of competition in the geographic and business areas in which Westpac conducts its operations;

•                       the ability to maintain or to increase market share and control expenses;

•                       the timely development of and acceptance of new products and services and the perceived overall value of these products and services by users;

•                       technological changes;

•                       demographic changes and changes in political, social or economic conditions in any of the major markets in which Westpac operates;

•                       dislocation in global capital markets; and

•                  various other factors beyond Westpac’s control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made in this interim financial report, refer to the section on ‘Principal risks and uncertainties’ in the Directors’ Report. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation, and does not intend, to update any forward-looking statements contained in this Interim Financial Report, whether as a result of new information, future events or otherwise, after the date of this Interim Financial Report.

Directors’ report

The Directors of Westpac present their report together with the financial statements of Westpac and its controlled entities (collectively referred to as ‘the Group’) for the half year ended 31 March 2008.

Directors

The names of the Directors of Westpac holding office at any time during, and since the end of, the half year and the period for which each has served as a Director are set out below:

Edward Evans	Chairman since April 2007
Director since November 2001

Gail Kelly	Managing Director and Chief Executive Officer since February 2008

Elizabeth Bryan	Director since November 2006

Gordon Cairns	Director since July 2004

Carolyn Hewson	Director since February 2003

Lindsay Maxsted	Director since March 2008

Peter Wilson	Director since October 2003

David Crawford	Retired on 13 December 2007
Director from May 2002

David Morgan	Retired on 31 January 2008
Managing Director and Chief Executive Officer from March 1999 Executive Director from November 1997

Review and results of the Group’s operations during the half year

The net profit of the Group for the half year ended 31 March 2008, after tax and minority interests, was $2,202 million compared with $1,641 million for the half year ended 31 March 2007, an increase of 34%.

Net operating income before operating expenses and impairment charges, which includes the financial impacts of the significant events referred to below, increased by 18% to $5,794 million and net interest income increased by 12% to $3,470 million compared to the half year ended 31 March 2007. Operating expenses increased by 10% to $2,452 million and basic earnings per share grew by 32% to 118 cents compared to the half year ended 31 March 2007.

The 12% increase in net interest income was the result of growth in loans across all segments in Australia and New Zealand, with loans increasing 16%, while deposits increased by 24%. Deposit growth excluding wholesale funding activities was 13%. Volume growth across loans and deposits was partially offset by a 20 basis point decline in net interest margin. The margin decline was impacted by the difference between the increase in wholesale funding costs and repricing of customer facilities, holding of additional liquid assets and mix impacts from faster paced growth in the relatively lower margin corporate lending.

Non-interest income increased by 28% to $2,324 million for the six months ended 31 March 2008 and this was mainly due to increases in fees and commissions, trading and other income with the flat wealth management and insurance claims offsetting volume growth. Non-interest income also includes profit from the partial sale of BT Investment Management Limited (BTIM) of $141 million and profit from receipt and redemption of shares in Visa Inc. of $295 million for the half year ended 31 March 2008.

The 10% increase in operating expenses arose due to an increase in staff and property expenses supporting additional employees, new branches and business banking centres combined with both higher fixed salaries and performance related incentive payments associated with increased customer volumes. Amortisation of the equity grants and project costs associated with the partial disposal of BTIM also contributed to the expense increase.

Impairment charges of $433 million increased by 87% reflecting both asset growth and continued flow on impacts to the credit environment in both Australia and New Zealand of the dislocation in global credit markets, higher inflation and interest rates. This resulted in the Group increasing overall provisioning levels during the half year ended 31 March 2008.

Income tax expense of $674 million declined by 13%, a 90 basis point decrease in the effective tax rate. This was primarily due to the tax benefit on policyholder liabilities of $108 million.

An interim dividend for the half year ended 31 March 2008 of 70 cents per ordinary share, estimated to be $1,311 million has been determined and will be paid on 2 July 2008. The dividend will be fully franked. The current interim dividend is an increase of 11% over the 2007 interim dividend which was also fully franked.

Significant events during the half year ended 31 March 2008

BT Investment Management Business

Westpac completed a partial disposal of its BT Investment Management business in December 2007 via an initial public offering (IPO), but retained a majority interest in the legal entity, BTIM, post IPO. Westpac generated a profit before tax on the partial disposal of $141 million.

Visa Inc. IPO

Westpac, as a consequence of its membership of Visa International, was granted shares in Visa Inc., which was listed in an IPO on the New York Stock Exchange in March 2008. Westpac generated a realised gain of $172 million in the redemption of 56% of its interest in Visa Inc. as part of the IPO. In addition to the realised gain, an unrealised gain of $123 million was recognised in the income statement as a consequence of the replacement of an interest in Visa International with an investment in Visa Inc.

Principal risks and uncertainties

The principal risks and uncertainties faced by the Group remain as discussed in the ‘Risk factors’ section of the 30 September 2007 Annual Report available on Westpac’s website at www.westpac.com.au.

With respect to the remaining six months of the year, there is a heightened principal area of risk which could have a significant impact on the Group’s performance during that period and cause actual results to differ from historical results, as set out below.

Financial institutions are subject to changing conditions in global capital markets. Recently global capital markets have been exposed to particular instability influenced by factors such as the deterioration in the sub-prime mortgage market in the United States.

The current dislocation in global capital markets presents challenges for the Group and other financial institutions that rely on regular access to the capital markets to fund their operations. As at 31 March 2008, approximately 52% of the Group’s funding was provided by retail deposits and 48% by wholesale funding from the global capital markets.

These challenges created by the current global capital markets dislocation include:

•                       higher wholesale funding costs;

•                       reduced availability of longer term funding; and

•                       significant market volatility.

Through the normal course of its institutional business, the Group also has credit exposure to counterparties who may be impacted by the disruptions to markets, either through losses associated with the US sub-prime mortgage market, the reduced availability of funding or the higher cost of funding.

The duration and extent of dislocation in global capital markets are unknown and continuation of these conditions could adversely affect the Group’s financial performance or financial condition.

Auditor’s Independence Declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page and forms part of this report.

Rounding of amounts

In accordance with ASIC Class Order 98/0100, all amounts have been rounded to the nearest million dollars unless otherwise stated.

Responsibility Statement

The Directors of Westpac Banking Corporation confirm to the best of their knowledge:

(i)                  the condensed set of financial statements have been prepared in accordance with AASB 134 Interim Financial Reporting and are in compliance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board; and

(ii)               the Directors’ Report includes a fair review of the information required by the Disclosure and Transparency Rules 4.2.7R of the United Kingdom Financial Services Authority.

Signed in accordance with a resolution of the Board of Directors.

E.A. Evans	G. P. Kelly
Chairman	Managing Director and
Chief Executive Officer

Sydney
1 May 2008

PricewaterhouseCoopers ABN 52 780 433 757

Darling Park Tower 2 201 Sussex Street GPO BOX 2650
SYDNEY NSW 1171 DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000 Facsimile +61 2 8266 9999

Auditor’s Independence Declaration

As lead auditor for the review of Westpac Banking Corporation for the half year ended 31 March 2008, I declare that to the best of my knowledge and belief, there have been:

a.                        no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b.                       no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the period.

I.L. Hammond	Sydney
Partner	1 May 2008
PricewaterhouseCoopers

Liability limited by a scheme approved under Professional Standards Legislation

Consolidated financial statements

Consolidated income statement for the half year ended 31 March 2008
Westpac Banking Corporation and its controlled entities

		Half Year Ended
		31 March	30 September	31 March
		2008	2007	2007
	Note	$m	$m	$m
Interest income		13,699	11,646	10,429
Interest expense		(10,229)	(8,422)	(7,340)
Net interest income		3,470	3,224	3,089
Non-interest income	2	2,324	2,040	1,820
Net operating income before operating expenses and impairment charges		5,794	5,264	4,909
Operating expenses	3	(2,452)	(2,314)	(2,229)
Impairment charges		(433)	(250)	(232)
Profit before income tax		2,909	2,700	2,448
Income tax expense		(674)	(857)	(773)
Net profit for the period		2,235	1,843	1,675
Net profit attributable to minority interests		(33)	(33)	(34)
Net profit attributable to equity holders of Westpac Banking Corporation		2,202	1,810	1,641
Earnings per share (cents)
Basic	5	118.0	97.8	89.1
Diluted	5	115.2	96.5	88.7

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated balance sheet as at 31 March 2008
Westpac Banking Corporation and its controlled entities

		As At
		31 March	30 September	31 March
		2008	2007	2007
	Note	$m	$m	$m
Assets
Cash and balances with central banks		4,109	2,243	3,548
Due from other financial institutions		30,094	28,379	11,903
Derivative financial instruments		22,859	24,308	14,355
Trading securities		23,391	20,815	17,476
Other financial assets designated at fair value		1,637	1,179	3,317
Available-for-sale securities		2,434	2,511	1,009
Loans		294,676	272,545	253,238
Life insurance assets		13,407	15,456	15,390
Regulatory deposits with central banks overseas		1,053	753	332
Goodwill and other intangible assets		3,071	2,989	2,965
Property, plant and equipment		492	489	474
Deferred tax assets		799	516	723
Other assets		3,695	2,638	3,470
Total assets		401,717	374,821	328,200
Liabilities
Due to other financial institutions		13,776	9,133	14,710
Deposits at fair value		63,758	48,603	36,066
Deposits at amortised cost		156,295	150,619	141,649
Derivative financial instruments		19,627	25,192	14,880
Other trading liabilities and other financial liabilities designated at fair value		10,481	8,223	3,784
Debt issues		92,397	87,126	73,122
Current tax liabilities		469	233	304
Life insurance liabilities		12,738	14,392	14,290
Provisions		816	980	766
Other liabilities		5,591	4,785	4,716
Total liabilities excluding loan capital		375,948	349,286	304,287
Loan capital
Subordinated bonds, notes and debentures		5,672	6,042	5,323
Subordinated perpetual notes		425	429	483
Trust preferred securities		595	1,233	1,283
Total loan capital		6,692	7,704	7,089
Total liabilities		382,640	356,990	311,376
Net assets		19,077	17,831	16,824
Shareholders’ equity
Share capital:
Ordinary share capital	6	6,428	6,125	5,758
Treasury shares and RSP treasury shares		(170)	(114)	(103)
Reserves		245	192	188
Retained profits		10,654	9,716	9,070
Total equity attributable to equity holders of Westpac Banking Corporation		17,157	15,919	14,913
Minority Interests		1,920	1,912	1,911
Total shareholders equity and minority interests		19,077	17,831	16,824
Contingent liabilities and credit commitments	8

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of recognised income and expense for the half year ended 31 March 2008
Westpac Banking Corporation and its controlled entities

	Half Year Ended
	31 March 2008 $m	30 September 2007 $m	31 March 2007 $m
Gains/(losses) on available-for-sale securities:
Recognised in equity	40	(3)	(3)
Transferred to income statement	2	(1)	(19)
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	(34)	52	72
Transferred to income statement	5	8	4
Exchange differences on translation of foreign operations	(13)	(74)	(105)
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	(13)	2	7
Cash flow hedging reserve	5	(14)	(23)
Foreign currency translation reserve	9	17	31
Net income recognised directly in equity	1	(13)	(36)
Net profit for the period	2,235	1,843	1,675
Total recognised income and expense for the period	2,236	1,830	1,639
Attributable to:
Members of the parent	2,203	1,797	1,605
Minority interests	33	33	34
Total recognised income and expense for the period	2,236	1,830	1,639

The above consolidated statement of recognised income and expense should be read in conjunction with the accompanying notes.

Consolidated cash flow statement for the half year ended 31 March 2008
Westpac Banking Corporation and its controlled entities

	Half Year Ended
	31 March 2008	30 September 2007	31 March 2007
	$m	$m	$m
Cash flows from operating activities
Interest received	13,344	11,576	10,286
Interest paid	(10,064)	(8,202)	(7,291)
Dividends received excluding life business	3	7	7
Other non-interest income received	1,384	1,313	1,426
Operating expenses paid	(1,939)	(1,690)	(1,838)
Net increase in trading assets	(2,731)	(1,544)	(4,191)
Net increase in trading liabilities	2,305	4,276	1,286
Net increase in derivative financial instruments	(4,865)	(3,370)	(2,221)
Income tax paid excluding life business	(715)	(601)	(884)
Life business:
Receipts from policyholders and customers	1,322	1,655	1,581
Interest and other items of similar nature	21	11	28
Dividends received	239	865	239
Payments to policyholders and suppliers	(1,474)	(2,212)	(1,702)
Income tax paid	(57)	(33)	(52)
Net cash (used in)/provided by operating activities	(3,227)	2,051	(3,326)
Cash flows from investing activities
Proceeds from available-for-sale securities	2,135	1,352	1,079
Purchase of available-for-sale securities	(1,946)	(2,853)	(1,156)
Net (increase)/decrease in:
Due from other financial institutions	(1,739)	(16,776)	173
Loans	(22,277)	(21,459)	(18,889)
Life insurance assets	396	33	(294)
Regulatory deposits with central banks overseas	(321)	(468)	110
Other assets	(879)	233	(761)
Purchase of intangible assets	(113)	(154)	(97)
Purchase of property, plant and equipment	(81)	(73)	(74)
Proceeds from disposal of property, plant and equipment	20	6	—
Payments for acquisition of controlled entities, net of cash acquired	(136)	—	—
Partial disposal of controlled entities	229	—	—
Controlled entities and businesses disposed, net of cash held	70	—	—
Net cash used in investing activities	(24,642)	(40,159)	(19,909)
Cash flows from financing activities
Issue of loan capital	—	851	1,372
Redemption of loan capital	(1,064)	—	—
Proceeds from exercise of employee options	15	12	25
Purchase of shares on exercise of employee options and rights	(73)	(26)	(47)
Net increase/(decrease) in:
Due to other financial institutions	4,707	(5,417)	2,924
Deposits	20,997	23,675	10,667
Debt issues	5,802	18,879	10,064
Other liabilities	300	(240)	(433)
Purchase of treasury shares and RSP treasury shares	(73)	(21)	(70)
Sale of treasury shares	17	10	18
Payment of dividends	(920)	(784)	(846)
Payment of dividends to minority interests	(25)	(32)	(35)
Net cash provided by financing activities	29,683	36,907	23,639
Net increase/(decrease) in cash and cash equivalents	1,814	(1,201)	404
Effect of exchange rate changes on cash and cash equivalents	52	(104)	12
Cash and cash equivalents as at the beginning of the period	2,243	3,548	3,132
Cash and cash equivalents as at the end of the period	4,109	2,243	3,548

The above consolidated cash flow should be read in conjunction with the accompanying notes.

Details of the reconciliation of net cash provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation are provided in Note 9.

Notes to the consolidated financial statements

Note 1. Basis of preparation of interim financial report

This general purpose interim financial report for the half year ended 31 March 2008 has been prepared in accordance with the requirements for an authorised deposit-taking institution under the Banking Act 1959 (as amended), AASB 134: Interim Financial Reporting (AASB 134), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this interim report is to be read in conjunction with the annual report for the year ended 30 September 2007 and any relevant public announcements made by Westpac during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies and methods of computation adopted in this interim financial report are the same as those in the previous financial year and corresponding interim reporting period.

These consolidated financial statements also comply with IAS 34: Interim Financial Reporting as issued by the International Accounting Standards Board.

Comparative information is restated where appropriate to enhance comparability.

The consolidated interim financial report was authorised for issue by the Board of Directors on 1 May 2008.

In accordance with ASIC Class Order 98/0100, all amounts have been rounded to the nearest million dollars unless otherwise stated.

Changes in accounting policies

In the current financial year the Group will adopt AASB 7 Financial Instruments Disclosures for the first time. As AASB 7 is a disclosure standard, there is no impact on the interim financial statements. Full details of the change will be disclosed in the Group’s financial statements for the year ending 30 September 2008.

The following new standards and interpretations have been issued, but are not yet effective and have not been early adopted by the Group:

Interpretation 13 Customer Loyalty Programmes (Interpretation 13) is effective for the 30 September 2009 financial year end. Interpretation 13 addresses how companies that grant their customers loyalty award credits when buying goods and services should account for their obligation to provide free or discounted goods and services, if and when the customers redeem the points. Interpretation 13 requires the entity to allocate some of the proceeds of the initial sale to award credits and recognise these proceeds as revenue when the provision of free goods or services is fulfilled. The guidance will result in the remeasurement and reclassification of the existing credit card loyalty provision to deferred income. Deferred income will be recognised as revenue when the expense of providing rewards is incurred. It is expected that there will be some further delay in the timing of the recognition of revenue attributed to the credit card loyalty programme going forward. This guidance is not expected to have a material impact to the Group.

A revised AASB 3 Business Combinations and amended AASB 127 Consolidated and Separate Financial Statements were issued by the Australian Accounting Standards Board in March 2008. The revisions to the standards apply prospectively to business combinations and will be effective for the 30 September 2010 financial year end. The main changes under the standards are that:

•                       acquisition related costs are recognised as an expense in the income statement in the period they are incurred;

•                       earn-outs and contingent considerations will be measured at fair value at the acquisition date, however remeasurement in the future will be recognised in the income statement;

•                       step acquisitions, impacting equity interests held prior to control being obtained, are remeasured to fair value, with gains and losses being recognised in the income statement. Similarly where control is lost, any difference between the fair value of the residual holding and its carrying value is recognised in the income statement; and

•                       while control is retained, transactions with minority interests would be treated as equity transactions.

United States information for interim financial reports

This interim financial report includes additional information and representations required to be included in interim financial reports to comply with US reporting requirements.

The following additional information is included in this interim financial report and has been prepared on a consistent basis with information included in the previous annual financial report unless otherwise stated:

•                       basis for the calculation of earnings per ordinary share (Note 5);

•                       consolidated statement of changes in shareholders’ equity (Note 11); and

•                       reconciliation with US Generally Accepted Accounting Principles (US GAAP) (Note 12).

In the opinion of management, all normal recurring adjustments necessary for a fair statement of the interim period results have been made in this unaudited interim financial report.

Note 2.   Non-interest income

	Half Year Ended
	31 March	30 September	31 March
	2008	2007	2007
	$m	$m	$m
Fees and commissions	966	927	905
Wealth management and insurance income	443	630	629
Trading income	388	400	260
Other income(1)	527	83	26
Total non-interest income	2,324	2,040	1,820

(1)   Includes profit from the partial sale of BT Investment Management of $141 million and profit from the receipt and sale of shares in Visa Inc. of $295 million.

Note 3.   Operating expenses

	Half Year Ended
	31 March	30 September	31 March
	2008	2007	2007
	$m	$m	$m
Salaries and other staff expenses	1,403	1,334	1,223
Equipment and occupancy expenses	336	319	309
Other expenses	713	661	697
Operating expenses	2,452	2,314	2,229

Note 4.   Dividends

	Half Year Ended
	31 March	30 September	31 March
	2008	2007	2007
	$m	$m	$m
Recognised amounts
Ordinary dividends
2007 final dividend paid 68 cents per share (2006 60 cents per share) all fully franked at 30%	1,265	—	1,101
2007 interim dividend paid 63 cents per share fully franked at 30%	—	1,164	—
Total ordinary dividends	1,265	1,164	1,101
Unrecognised amounts
Since the end of the period the directors have determined the payment of the following ordinary dividend:
Ordinary shares 70 cents per share (30 September 2007: 68 cents per share, 31 March 2007: 63 cents per share) all fully franked at 30%	1,311	1,265	1,163

The amount disclosed as ‘recognised’ is the final dividend paid in respect of the previous financial year and the interim dividend paid in the previous financial year.

Note 5. Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to equity holders of Westpac by the weighted average number of ordinary shares on issue during the period, excluding the number of ordinary shares purchased by the Group and held as treasury shares and Restricted Share Plan (RSP) treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding assuming conversion of all potential dilutive ordinary shares.

	Half Year Ended
	31 March 2008		30 September 2007		31 March 2007
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($ millions)
Net profit	2,235	2,235	1,843	1,843	1,675	1,675
Net profit attributable to minority interests	(33)	(33)	(33)	(33)	(34)	(34)
Distribution on RSP shares(1)	(1)	—	(1)	—
FIRsTS distributions	—	11	—	22	—	22
2004 TPS distributions	—	15	—	14	—	17
2007 convertible notes	—	26	—	22
Earnings	2,201	2,254	1,809	1,868	1,641	1,680
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	1,873	1,873	1,858	1,858	1,846	1,846
Effect of own shares held	(8)	(8)	(7)	(7)	(5)	(5)
Potential dilutive adjustment:
Exercise of options and vesting of restricted shares	—	8	—	7	—	2
Conversion of FIRsTS	—	14	—	24	—	26
Conversion of 2004 TPS	—	25	—	22	—	25
Conversion of 2007 convertible notes	—	44	—	32	—	—
Total weighted average number of ordinary shares	1,865	1,956	1,851	1,936	1,841	1,894
Earnings per ordinary share (cents)	118.0	115.2	97.8	96.5	89.1	88.7

(1)          RSP treasury shares are deducted from ordinary shares on issue in arriving at the weighted average number of ordinary shares outstanding, while the equity granted to employees remains unvested. Despite the share being unvested, employees are entitled to dividends and to voting rights on the shares. Consequently, a portion of the profit for the period is allocated to RSP treasury shares to arrive at earnings attributed to ordinary shareholders.

During the half year, 2,883,678 (2007 1,884,529) options and performance share rights were converted to ordinary shares. The diluted earnings per share calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion.

In determining diluted earnings per share, options with an exercise price (including grant date fair value that will be expensed in future periods) greater than the average market price over the period have not been included, as these are not considered dilutive.

Note 6. Share capital

During the period ended 31 March 2008, the following ordinary shares were issued:

•                  to equity holders in terms of the Dividend Reinvestment Plan, 12,522,062 ordinary shares at a price of $27.53; and

•                  to eligible staff under the Employee Share Plan, 652,203 ordinary shares issued for nil consideration.

During the period ended 31 March 2008, 2,883,678 ordinary shares were purchased on market at an average purchase price of $25.46 and delivered to employees upon the exercise of the following options and performance share rights:

•                  to the former CEO, David Morgan, under the Chief Executive Securities Agreement 2003, 187,480 performance share rights for nil consideration;

•                  to eligible executives and senior management under the Westpac Performance Plan, 651,400 performance options at an average exercise price of $17.41 and 1,764,225 performance share rights for nil consideration;

•                  to executives under the General Management Share Option Plan, 43,000 options at an average exercise price of $14.70; and

•                  to senior officers under the Senior Officers’ Share Purchase Scheme, 237,573 options at an average exercise price of $13.65.

During the period ended 31 March 2008, 1,988,242 ordinary shares were purchased on market at an average purchase price of $28.00 and allocated to eligible senior management under the RSP. Full entitlement to these shares do not vest until a service period has been completed. Unvested RSP shares are treated as treasury shares.

Note 7. Group segment information

The basis of segment reporting reflects the management of the business within the Group, rather than the legal structure of the Group. The business segment results have been presented on a management reporting basis and consequently internal charges and transfer pricing adjustments have been reflected in the performance of each business segment. Inter-segment pricing is determined on an arms length basis.

Primary reporting - business segments

The business segments are defined by the customers they service and the services they provide. Business Financial Services is responsible for sales, service and product development for smaller to medium-sized business customers within Australia. Consumer Financial Services is responsible for sales, service and product development for consumers within Australia. BT Financial Group Australia designs, produces, provides advice and services wealth management products to consumer and business customers in Australia. Institutional Banking is responsible for sales, service and product development for corporations and institutional customers either based in, or with interests in, Australia and New Zealand. New Zealand Retail provides banking and wealth management sales and service to consumer and business customers in New Zealand. Other includes the results of Business Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions. The majority of the direct operating expenses of Other are recharged back to the business segments as indicated in the internal charges line within operating expenses.

	Half Year Ended 31 March 2008
	Business Financial Services $m	Consumer Financial Services $m	BT Financial Group Australia $m	Institutional Banking $m	New Zealand Retail $m	Other $m	Total $m
Revenue from external customers(1)	1,961	6,056	544	2,439	1,953	3,070	16,023
Internal revenue(2)	131	56	(8)	586	54	(819)	—
Total segment revenue	2,092	6,112	536	3,025	2,007	2,251	16,023
Interest income	1,623	5,720	3	2,285	1,777	2,291	13,699
Interest expense	(1,258)	(1,531)	2	(721)	(721)	(6,000)	(10,229)
Internal charges(2)	653	(2,811)	(22)	(1,238)	(565)	3,983	—
Net interest income	1,018	1,378	(17)	326	491	274	3,470
Non-interest income	338	336	541	154	176	779	2,324
Internal charges(2)	(69)	(45)	76	383	—	(345)	—
Net operating income before operating expenses and impairment charges	1,287	1,669	600	863	667	708	5,794
Depreciation and amortisation	(17)	(20)	(11)	(8)	(30)	(75)	(161)
Other non-cash expenses	(21)	(42)	(19)	(8)	—	(14)	(104)
Other operating expenses	(274)	(613)	(264)	(279)	(270)	(487)	(2,187)
Internal charges(2)	(140)	(247)	(40)	(48)	(2)	477	—
Total operating expenses before impairment charges	(452)	(922)	(334)	(343)	(302)	(99)	(2,452)
Impairment charges	(68)	(114)	(2)	(157)	(53)	(39)	(433)
Profit before income tax	767	633	264	363	312	570	2,909
Income tax expense	(229)	(192)	(69)	(103)	(101)	20	(674)
Minority interest	—	—	(1)	—	(1)	(31)	(33)
Profit attributable to shareholders of Westpac Banking Corporation	538	441	194	260	210	559	2,202
Total assets	57,548	146,062	15,040	87,285	40,087	55,695	401,717
Total liabilities	69,850	63,929	13,369	40,750	23,764	170,978	382,640
Acquisition of property, plant and equipment, goodwill and other intangible assets	19	176	10	25	17	100	347

(1)          Revenue from external customers comprise of interest income and non-interest income.

(2)          Internal charges are eliminated on consolidation.

	Half Year Ended 30 September 2007
	Business Financial Services $m	Consumer Financial Services $m	BT Financial Group Australia $m	Institutional Banking $m	New Zealand Retail $m	Other $m	Total $m

Revenue from external customers(1)	1,787	5,428	693	2,239	1,667	1,807	13,621
Internal revenue(2)	114	68	(2)	788	281	(1,249)	—
Total segment revenue	1,901	5,496	691	3,027	1,948	558	13,621
Interest income	1,445	5,126	2	1,951	1,500	1,622	11,646
Interest expense	(1,036)	(1,343)	1	(666)	(584)	(4,794)	(8,422)
Internal charges(2)	528	(2,418)	(14)	(1,006)	(448)	3,358	—
Net interest income	937	1,365	(11)	279	468	186	3,224
Non-interest income	342	302	691	288	166	251	2,040
Internal charges(2)	(68)	(50)	(46)	265	14	(115)	—
Net operating income before operating expenses and impairment charges	1,211	1,617	634	832	648	322	5,264
Depreciation and amortisation	(16)	(21)	10	—	(28)	(113)	(168)
Other non-cash expenses	(19)	(30)	(15)	(21)	(3)	(20)	(108)
Other operating expenses	(256)	(602)	(265)	(260)	(240)	(415)	(2,038)
Internal charges(2)	(138)	(241)	(48)	(75)	(30)	532	—
Total operating expenses before impairment charges	(429)	(894)	(318)	(356)	(301)	(16)	(2,314)
Impairment charges	(64)	(97)	(2)	(32)	(34)	(21)	(250)
Profit before income tax	718	626	314	444	313	285	2,700
Income tax expense	(217)	(189)	(88)	(132)	(100)	(131)	(857)
Minority interest	—	—	1	—	(1)	(33)	(33)
Profit attributable to shareholders of Westpac Banking Corporation	501	437	227	312	212	121	1,810
Total assets	54,162	135,555	16,989	79,429	37,618	51,068	374,821
Total liabilities	68,573	59,857	14,312	41,766	21,859	150,623	356,990
Acquisition of property, plant and equipment, goodwill and other intangible assets	38	46	18	29	12	84	227

(1)          Revenue from external customers comprise of interest income and non-interest income.

(2)          Internal charges are eliminated on consolidation.

	Half Year Ended 31 March 2007
	Business Financial Services $m	Consumer Financial Services $m	BT Financial Group Australia $m	Institutional Banking $m	New Zealand Retail $m	Other $m	Total $m
Revenue from external customers(1)	1,695	5,084	685	2,291	1,503	1,056	12,314
Internal revenue(2)	100	68	—	626	(308)	(486)	—
Total segment revenue	1,795	5,152	685	2,917	1,195	570	12,314
Interest income	1,366	4,735	2	1,932	1,334	1,060	10,429
Interest expense	(893)	(1,253)	—	(787)	(513)	(3,894)	(7,340)
Internal charges(2)	386	(2,184)	(1)	(872)	(386)	3,057	—
Net interest income	859	1,298	1	273	435	223	3,089
Non-interest income	329	349	683	359	170	(70)	1,820
Internal charges(2)	(53)	(64)	(83)	66	14	120	—
Net operating income before operating expenses and impairment charges	1,135	1,583	601	698	619	273	4,909
Depreciation and amortisation	(15)	(24)	(20)	(1)	(25)	(68)	(153)
Other non-cash expenses	(17)	(39)	(13)	(9)	(1)	(31)	(110)
Other operating expenses	(246)	(599)	(237)	(225)	(243)	(416)	(1,966)
Internal charges(2)	(133)	(231)	(27)	(65)	(31)	487	—
Total operating expenses before impairment charges	(411)	(893)	(297)	(300)	(300)	(28)	(2,229)
Impairment charges	(42)	(123)	(1)	(11)	(37)	(18)	(232)
Profit before income tax	682	567	303	387	282	227	2,448
Income tax expense	(204)	(165)	(88)	(111)	(89)	(116)	(773)
Minority interest	—	—	—	—	(2)	(32)	(34)
Profit attributable to shareholders of Westpac Banking Corporation	478	402	215	276	191	79	1,641
Total assets	48,956	128,263	16,572	64,960	36,560	32,889	328,200
Total liabilities	62,878	56,017	13,854	31,400	20,716	126,511	311,376
Acquisition of property, plant and equipment, goodwill and other intangible assets	13	18	9	10	34	87	171

(1)          Revenue from external customers comprise of interest income and non-interest income.

(2)          Internal charges are eliminated on consolidation.

Note 8. Contingent liabilities and credit commitments

The Group is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers and to manage its own risk profile. These financial instruments include commitments to extend credit, financial guarantees, standby letters of credit and underwriting facilities.

The Group’s exposure to credit loss in the event of non-performance by the other party to such financial instruments is represented by the contract or notional amount of those instruments. However, some commitments to extend credit and provide underwriting facilities can be cancelled or revoked at any time at the Group’s option.

The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Group takes collateral where it is considered necessary to support, both on and off-balance sheet, financial instruments with credit risk. The Group evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral taken, if deemed necessary, on the provision of a financial facility is based on management’s credit evaluation of the counterparty.

Off-balance sheet credit-risk related financial instruments are as follows:

	31 March		30 September		31 March
	2008		2007		2007
	Contract or		Contract or		Contract or
	Notional	Credit(1)	Notional	Credit(1)	Notional	Credit(1)
	Amount	Equivalent	Amount	Equivalent	Amount	Equivalent
	$m	$m	$m	$m	$m	$m
Credit-risk related instruments
Standby letters of credit and financial guarantees(2)	5,389	3,076	5,189	2,931	4,195	1,856
Trade letters of credit(3)	1,148	230	2,507	501	2,633	526
Non-financial guarantees(4)	7,180	3,538	6,961	3,436	6,801	3,361
Commitments to extend credit:
Residual maturity less than one year(5)	39,549	—	41,946	—	31,760	—
Residual maturity one year or more	52,634	15,837	41,160	14,395	35,287	11,789
Other commitments(6)	1,734	577	1,701	556	1,656	650
Total credit-risk-related instruments	107,634	23,258	99,464	21,819	82,332	18,182

(1)          Credit equivalents are determined in accordance with the APRA risk-weighted capital adequacy guidelines.

(2)          Includes $2.3 billion (30 September 2007 $2.5 billion and 31 March 2007 $2.3 billion) cash collateralised guarantees.

(3)          Trade letters of credit are for terms up to one year secured against an underlying shipment of goods or backed by a confirmatory letter from another bank.

(4)          Non-financial guarantees include other trade related letters of credit and obligations backing the performance of commercial contracts.

(5)          The credit conversion factor is 0% for credit commitments with a residual maturity of less than one year or which can be unconditionally cancelled by the Group at any time without notice.

(6)          Other commitments include underwriter facilities and commitments with certain drawdowns.

Additional liabilities and commitments

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate within the credit litigation provision.

We are one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings have been brought by the liquidators of several Bell Group companies and seek to challenge the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1 990s. The trial concluded in September 2006 and we are awaiting judgment. It is not possible to estimate the potential impact, however, we believe that we have good prospects of success.

The New Zealand Commerce Commission’s proceedings against Westpac New Zealand Limited and The Warehouse Financial Services Limited (members of the Westpac Group), Visa International, Cards NZ Limited, MasterCard International and all New Zealand issuers of Visa and MasterCard credit cards are ongoing. The proceedings allege that the setting of interchange rates and rules (relating to honour all cards, no surcharge, access and no discrimination) amount to price fixing or alternatively have the effect of substantially lessening competition in the New Zealand market in breach of the Commerce Act 1986. The proceedings seek to declare the conduct illegal and impose unspecified monetary penalties.

In addition, proceedings issued by a number of New Zealand retailers, similar proceedings to the Commerce Commission (as described above), against Westpac New Zealand Limited, The Warehouse Financial Services Limited, Visa International, Cards NZ Limited, MasterCard International and New Zealand issuers of Visa and MasterCard credit cards are ongoing. These proceedings also seek to declare the conduct illegal and an enquiry into damages. Damages awarded, if any, would be in addition to any penalties imposed under the Commerce Act 1986 in the event the Commerce Commission is successful in the proceedings described above. On 16 October 2007, both proceedings (as described above) were discontinued against NZ Branch on the basis that the issues in the proceedings relate to assets and liabilities which vested in Westpac New Zealand Limited (also a defendant) on 1 November 2006. We are considering our position in relation to both proceedings and at this stage do not consider it necessary to raise a provision in relation to this matter.

The New Zealand Inland Revenue Department (NZIRD) has reviewed a number of structured finance transactions undertaken in New Zealand and has issued amended assessments in respect of nine transactions, three undertaken in the 1999 tax year, two undertaken in the 2000 tax year, two undertaken in the 2001 tax year and two undertaken in the 2002 tax year. The amended assessments relate to the 1999-2005 tax years. The overall primary tax in dispute is approximately NZ$586 million (A$507 million). With interest (net of tax) this increases to approximately NZ$850 million (A$736 million) (calculated to 31 March 2008).

Proceedings disputing the amended assessments with respect to the 1999, 2000, 2001 and 2002 tax years have commenced and proceedings disputing the 2003, 2004 and 2005 tax years’ amended assessments will be commenced shortly. Westpac is confident that the tax treatment applied in all cases is correct. A ruling was sought from the NZIRD on an early transaction in 1999. Following extensive review by the NZIRD, the ruling was issued in 2001. The principles underlying that ruling are applicable to, and have been followed in, all other transactions.

Liquidity support

Westpac is a participant to the Interbank Deposit Agreement along with three other Australian banks. In accordance with the Interbank Deposit Agreement, a deposit notice may be served upon the other participants by a bank which is experiencing liquidity problems. The other participants are then required to deposit equal amounts of up to $2 billion each for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

Note 9. Note to the cash flow statements

Reconciliation of net cash provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation

	Half Year Ended
	31 March	30 September	31 March
	2008	2007	2007
	$m	$m	$m

Reconciliation of net cash provided by operating activities to net profit
Net profit	2,235	1,843	1,675
Adjustments:
Depreciation and amortisation	161	156	155
Increase/(decrease) in sundry provisions, (gains)/losses from investing activities and other non-cash items	(515)	42	(41)
Impairment charges	450	264	240
Increase in derivative financial instruments	(4,865)	(3,370)	(2,221)
Increase in trading assets	(2,731)	(1,544)	(4,191)
Increase in trading liabilities	2,305	4,276	1,286
(Increase)/decrease in accrued interest receivable	(334)	6	(180)
Increase in accrued interest payable	165	155	114
Increase/(decrease) in current and deferred tax	(98)	223	(163)
Net cash (used in)/provided by operating activities	(3,227)	2,051	(3,326)
Details of assets and liabilities of controlled entities and businesses acquired(1):
Fixed assets	1	—	—
Other assets	2	—	—
Net deferred tax assets	14	—	—
Identifiable intangible assets	41	—	—
Loans	20	—	—
Provisions	(54)	—	—
Fair value of identifiable net assets acquired	24	—	—
Cash and acquisition costs paid	136	—	—
Goodwill(1)	112	—	—

(1)          On 4 January 2008, the Group acquired 100% of the share capital of RAMS Franchising Pty Ltd, a franchise distribution business offering mortgage origination services. As the business acquired will form part of the Consumer Financial Services network, goodwill will be allocated to this cash generating unit (CGU) for the purposes of annual impairment testing.

Note 10. Events subsequent to balance date

There have been no material events or circumstances that have occurred after the reporting date, but prior to the signing of the interim financial statements, that require disclosure or adjustment to balances and transactions that existed at the reporting date.

Note 11. Consolidated statement of changes in shareholders’ equity for the half year ended 31 March 2008 Westpac Banking Corporation and its controlled entities

		Half Year Ended
		31 March	30 September	31 March
	Note	2008	2007	2007
		$m	$m	$m
Share capital
Balance as at beginning of period		6,011	5,655	5,468
Shares issued:
Under dividend reinvestment plan	6	345	380	255
Under option and share right schemes	6	15	12	25
Shares purchased for delivery upon exercise of options and share rights (net of tax)		(57)	(25)	(41)
(Acquisition)/disposal of treasury shares		—	(10)	(21)
(Acquisition) of RSP treasury shares	6	(56)	(1)	(31)
Balance as at period end		6,258	6,011	5,655
Available-for-sale securities reserve
Balance as at beginning of period		(2)	—	15
Net gains/(losses) from changes in fair value		40	(3)	(3)
Income tax effect		(13)	1	—
Transferred to income statements		2	(1)	(19)
Income tax effect		—	1	7
Balance as at period end		27	(2)	—
Share based payment reserve
Balance as at beginning of period		257	240	204
Current period movement		53	17	36
Balance as at period end		310	257	240
Cash flow hedging reserve
Balance as at beginning of period		97	51	(2)
Net gains/(losses) from changes in fair value		(34)	52	72
Income tax effect		7	(11)	(22)
Transferred to income statements		5	8	4
Income tax effect		(2)	(3)	(1)
Balance as at period end		73	97	51
Foreign currency translation reserve
Balance as at beginning of period		(160)	(103)	(31)
Foreign currency translation adjustment		(13)	(74)	(105)
Tax on foreign currency translation adjustment		9	17	31
Other		(1)	—	2
Balance as at period end		(165)	(160)	(103)
Total reserves		245	192	188
Movements in retained profits were as follows:
Balance as at beginning of period		9,716	9,070	8,532
Net profit for the year		2,202	1,810	1,641
Final dividend for prior year		(1,265)	—	(1,101)
Interim dividend for prior year		—	(1,164)	—
Other		1	—	(2)
Balance as at period end		10,654	9,716	9,070

Note 12. Reconciliation with US Generally Accepted Accounting Principles (US GAAP)

The consolidated interim financial statements of the Group are prepared in accordance with A-IFRS which differs in some material respects from Generally Accepted Accounting Principles in the United States (US GAAP). The following are reconciliations of net profit and equity attributable to equity holders of Westpac applying US GAAP instead of A-IFRS.

	Half Year	Half Year	Half Year
$m	March 08	Sept 07	March 07
Statement of income
Net profit as reported under A-IFRS	2,202	1,810	1,641
Items having an effect of increasing (decreasing) reported income (related tax impact of item shown separately)
Premises and sites	(8)	9	10
Amortisation of goodwill	(9)	—	—
Superannuation (pension) (expense)/credit	(13)	20	(28)
Related income tax (expense)/credit	4	(6)	8
Wealth management credit/(expense)	(5)	3	(42)
Related income tax credit/(expense)	1	(1)	13
Other debt instruments	(68)	96	(41)
Deconsolidation of trust preferred structures (under FIN 46R)	85	23	95
Capitalised software	(26)	(27)	(3)
Related income tax credit	8	8	1
Fair value hedges	274	143	1
Related income tax (expense)	(82)	(42)	(1)
Cash flow hedges	(29)	80	56
Related income tax (expense)/credit	5	(15)	(22)
Effective yield adjustments	(64)	47	3
Related income tax (expense)/credit	19	(14)	(1)
Net income according to US GAAP	2,294	2,134	1,690
Adjustments to determine other comprehensive income under US GAAP (net of tax)
Net income recognised directly in equity under A-IFRS	1	(14)	(35)
Other debt instruments - FCTR adjustment	12	(40)	18
Superannuation (pension) adjustment	9	—	—
Cash flow hedges	24	(65)	(34)
Total comprehensive income according to US GAAP	2,340	2,015	1,639
Equity attributable to equity holders of Westpac as reported under A-IFRS	17,157	15,919	14,913
Adjustments:
Premises and sites	(20)	(12)	(21)
Goodwill	350	359	359
Superannuation (pension) asset	100	100	315
Wealth management assets (net of tax)	(97)	(93)	(95)
Other debt instruments	16	72	16
Deconsolidation of trust preferred structures (under FIN 46R)	302	217	194
Capitalised software	(75)	(57)	(38)
Fair value hedges	237	45	(56)
Effective yield adjustment	225	270	237
Equity attributable to equity holders according to US GAAP	18,195	16,820	15,824

Statutory statements

DIRECTORS’ DECLARATION

In the Directors’ opinion:

a.     the consolidated financial statements and notes set out on pages 5 to 18:

(i)    comply with Accounting Standards, the Corporations Act 2001, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

(ii)   give a true and fair view of the Group’s financial position as at 31 March 2008 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date; and

b.     there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable. This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

E.A. Evans	G. P. Kelly
Chairman	Managing Director and
Chief Executive Officer
Sydney
1 May 2008

PricewaterhouseCoopersap
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Independent auditor’s review report to the members of Westpac Banking Corporation

Report on the half year financial report

We have reviewed the accompanying half year financial report of Westpac Banking Corporation, which comprises the balance sheet as at 31 March 2008, and the income statement, statement of recognised income and expense and cash flow statement for the half year ended on that date, other selected explanatory notes and the directors’ declaration for the Westpac Banking Corporation Group (the consolidated entity). The consolidated entity comprises both Westpac Banking Corporation (Westpac) and the entities it controlled during that half year.

Directors’ responsibility for the half year financial report

The directors of Westpac are responsible for the preparation and fair presentation of the half year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the Directors also state that the consolidated financial statements comply with IAS 34 Interim Financial Reporting.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity ‘s financial position as at 31 March 2008 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Westpac Banking Corporation, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of Westpac Banking Corporation:

a.               is not in accordance with the Corporations Act 2001 including:

(i)             giving a true and fair view of the consolidated entity’s financial position as at 31 March 2008 and of its performance for the half year ended on that date; and

(ii)          complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001; and

b.              does not comply with IAS 34 Interim Financial Reporting as disclosed in Note 1.

PricewaterhouseCoopers

I.L. Hammond	Sydney, Australia
Partner	1 May 2008

Liability limited by a scheme approved under Professional Standards Legislation